UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OTTER TAIL CORPORATION
(Name of Issuer)

Common Shares, par value $5.00 per share
(Title of Class of Securities)

689648103
(CUSIP Number)

Robert P. Davis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2670	Laurie Smiley, Esq. Arian Colachis, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
3,406,499(1)
8	Shared Voting Power
-0-
9	Sole Dispositive Power
3,406,499(1)
10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,406,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
9.6%
14	Type of Reporting Person (See Instructions)
OO

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares beneficially owned by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 689648103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
3,406,499(1)
8	Shared Voting Power
-0-
9	Sole Dispositive Power
3,406,499(1)
10	Shared Dispositive Power
-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,406,499 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
9.6%
14	Type of Reporting Person (See Instructions)
IN

(1) All Common Shares of Otter Tail Corporation beneficially owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares beneficially owned by Cascade.  Mr. Larson disclaims beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”), of Otter Tail Corporation, a Minnesota corporation (the “Issuer”) and to its predecessor and now wholly owned subsidiary, Otter Tail Power Company (“Otter Tail Power”, formerly named Otter Tail Corporation).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment No. 3 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009 and May 4, 2009 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 1.       Security and Issuer

On July 1, 2009, Otter Tail Power completed a holding company reorganization (the “Reorganization”) in which Otter Tail Power became a first-tier, wholly owned subsidiary of its new parent holding company, the Issuer.  As a result of the Reorganization, each common share, par value $5.00 per share, of Otter Tail Power (“Old Common Shares”) has been converted into one Common Share, with identical rights and preferences as the Old Common Shares.

Item 4.       Purpose of Transaction

On July 1, 2009, in connection with the Reorganization, Cascade entered into a Standstill Agreement (the “New Standstill Agreement”) with the Issuer on substantially the same terms as the Standstill Agreement, dated May 1, 2009, between Cascade and Otter Tail Power (the “Previous Standstill Agreement”).  The Previous Standstill Agreement, by its terms, terminated automatically upon the execution and delivery of the New Standstill Agreement.  The Previous Standstill Agreement is described in Item 4 of, and attached as Exhibit 99.1 to, Amendment No. 2 to Cascade’s Schedule 13D with respect to Otter Tail Power filed on May 4, 2009, SEC File No. 005-06638.

On June 30, 2009, in connection with the Reorganization, Cascade and Otter Tail Power amended their Note Purchase Agreement dated February 23, 2007, as amended on December 14, 2007 (the “Note Purchase Agreement”) and Otter Tail Power’s $50,000,000 5.778% Senior Note due November 30, 2017 issued thereunder (the “Note”, and such amendment of the Note Purchase Agreement and Note, together, the “Note Amendment”).  The Note Amendment provides for (i) Cascade’s consent to transfer the rights and obligations under the Note Purchase Agreement and the Note from Otter Tail Power to the Issuer, (ii) waiver by Cascade of any event of default that might otherwise have been triggered solely as a result of the Reorganization or the transfer of the rights and obligations under the Note Amendment, (iii) a change in the interest rate applicable to the Note from and after July 1, 2009, to 8.89% per annum, (iv) an amendment fee to be paid by Otter Tail Power to Cascade in the amount of $125,000, and (v) other minor amendments to the terms of the Note Purchase Agreement and Note.

Contemporaneous with the execution of the Note Amendment, Cascade, Otter Tail Power and the Issuer entered into an Assignment, Assumption and Release Agreement (the “Assignment Agreement”), which effects the assignment to the Issuer of the rights and obligations of Otter Tail Power under the Note and Note Purchase Agreement and releases Otter Tail Power from its obligations under the Note and Note Purchase Agreement.

As previously set forth in the Schedule 13D, Cascade is proceeding in cooperation with the Issuer to obtain the regulatory approvals necessary for Cascade to increase its ownership interest in the Issuer from time to time through open market purchase transactions or otherwise to 10% or more but less than 20% of the Issuer’s outstanding voting securities.

Any such potential acquisitions of the Issuer’s outstanding voting securities are subject to certain regulatory approvals, and on June 4, 2009, the pre-merger waiting period under the Hart-Scott-Rodino Premerger Notification Act expired for the acquisition of any such additional securities of the Issuer by Cascade.  An application with the Federal Energy Regulatory Commission that relates to the potential acquisition by Cascade of such additional securities of the Issuer is still pending.

The description of the New Standstill Agreement, the Note Amendment and the Assignment Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, and incorporated herein by reference.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth previously in the Schedule 13D and in Item 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	New Standstill Agreement, dated July 1, 2009, by and between Cascade and the Issuer

Exhibit 99.2	Note Amendment, dated June 30, 2009, by and between Cascade and Otter Tail Power, including the form of amended Note, attached as Exhibit B thereto

Exhibit 99.3	Assignment Agreement, dated June 30, 2009, by and among Cascade, Otter Tail Power and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2009	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

	* By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment No. 3 is being filed jointly by Cascade and William H. Gates III pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to the Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Power (formerly known as Otter Tail Corporation), the predecessor to the Issuer, filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.